Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

June 11, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Business Holdings, Inc.
Item 4.01 Form 8-K/A
Filed June 2, 2008
File No. 333-132429

Dear Ms. Meadows:

On behalf of SOKO Fitness & Spa Group, Inc., formerly American Business Holdings Inc., we respond as follows to the Staff’s comment letter dated June 3, 2008 relating to the above-captioned Form 8-K/A.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided AgFeed’s response to each comment immediately thereafter.

Amendment No. 1 on Form 8-K Filed June 2, 2008

1.
We note your response to comment two in our letter dated May 20, 2008, the revision to your disclosure and the letter from Gately & Associates, LLC filed as an exhibit to the filing.  Please file an Exhibit 16 letter from Gately & Associates with respect to the amended filing.  Refer to paragraph (a)(3) of Item 304 of Regulation S-K.

    We have filed a new Exhibit 16.2 letter from Gately & Associates referencing the amended 8-K/A filing.  Exhibit 16.2 reads in full as follows:

Gately & Associates, LLC

June 11, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of the Form 8-K/A filed June 2, 2008, of American Business Holdings Inc., and are in agreement with the statements contained in the second, third, and fifth paragraphs of that Item.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Gately & Associates, LLC
Gately & Associates, LLC

Securities and Exchange Commission

2.	As previously requested, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided a letter from the company addressing this item with the copy of this letter submitted to your office by overnight delivery.

We thank the Staff for its comments.  Please call me at 215-665-3828 if you have any questions or require any additional information.

Very truly yours,

/s/ Brian S. North

Brian S. North

Enclosure